MATT MILLER

Snellville, Georgia | mmiller@vanishingangle.com

Skills Summary

Matt Miller has worked on over 100 films and television productions on both the studio and independent levels in addition to over 75 commercials and music videos. He worked for over seven years in production, giving him the chance to learn first-hand from some of his favorite filmmakers such as Sean Penn, Gus Van Sant, Christopher Nolan, Gore Verbinski, Mark Ruffalo and Clint Eastwood. In 2010 Matt co-founded the independent film and commercial production company, Vanishing Angle, which has created countless award winning feature films, series, short films, commercials, and music videos.

Education

Bachelor of Art | Film | Temple University

Experience

SYT Film

President / June 2019-present
Co-Founder and filmmaker excited to revolutionize the industry.

Vanishing Angle

Founder / February 2010-present
Filmmaking company in Los Angeles that pushes independent filmmaking to the limit